Via Facsimile and U.S. Mail
Mail Stop 6010


August 2, 2005


Mr. Dennis N. Cavender
Executive Vice President, Chief Financial Officer and Secretary
Essential Group, Inc.
1325 Tri-State Parkway, Suite 300
Gurnee, Illinois 60031

      Re:	Essential Group, Inc.
		Form 10-K for the Fiscal Year Ended December 31, 2004
		Filed March 30, 2005
		File No. 005-77938

Dear Mr. Cavender:

      We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-7

1.  Lines of Business, page F-7

1. Please tell us whether your three separate operating units represent multiple operating segments, as defined by paragraph 10 of
SFAS 131. If so, please tell us whether the operating segments meet the aggregation criteria in paragraph 17 or whether they fail to meet the quantitative thresholds in paragraphs 18 through 24 and your basis for concluding that disclosures required by paragraphs 25 through 33 of SFAS 131 are not required. In addition, regardless of whether you have multiple reportable segments, please tell us how your existing disclosures comply with paragraph 37 or provide us with disclosures that would comply with that paragraph.

3. Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-10

2. Please tell us the distinction between the circumstances in which you recognize revenue as the qualified patient visits occur and the circumstances in which you recognize revenue as services are provided. Please tell us how each recognition is appropriate under
SAB 104 and how each compares to the culmination of the earnings process. In so doing, please elaborate on what "as services are provided" means and how you measure it.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tabatha Akins, Staff Accountant, at (202)
551-
3658 or Oscar Young, Senior Staff Accountant, at (202) 551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3679 with any other questions.


Sincerely,



Jim B. Rosenberg
Senior Assistant Chief
Accountant

??

??

??

??

Dennis N. Cavender
Essential Group, Inc.
August 2, 2005
Page 3